UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .

Commission file number: 1–14315
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
NCI 401(k) Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, Texas 77064

NCI 401(K) PROFIT SHARING PLAN
December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Audit Committee and 401(k) Benefits
   Administration Committee
NCI 401(k) Profit Sharing Plan
We have audited the accompanying Statements of Net Assets Available for Benefits of NCI 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Ham, Langston & Brezina, L.L.P.
Houston, Texas
June 27, 2011

NCI 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

Assets
Cash, non-interest bearing	$—	$617,088

Investments, at fair value (See Notes 3 and 4)
Registered investment companies (mutual funds)	33,467,213	28,634,966
Common collective trusts	67,757,420	59,397,243
NCI Building Systems, Inc. common stock fund	9,621,276	7,215,138
NCI Blended Stable Value Fund	45,560,792	48,391,381

Total investments	156,406,701	143,638,728

Receivables:
Participants’ contributions	201,247	222,327
Due from broker for securities sales	—	17,993
Participant notes receivable	7,891,940	7,909,687

Total receivables	8,093,187	8,150,007

Total assets	164,499,888	152,405,823

Liabilities
Due to broker for securities purchases	—	627,497

Net Assets Available for Benefits at Fair Value	164,499,888	151,778,326

Adjustment From Fair Value to Contract Value for Fully Benefit-responsive Investment Contracts	(109,190)	1,307,607

Net Assets Available for Benefits	$164,390,698	$153,085,933

The accompanying notes are an integral part of these financial statements

NCI 401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2010 and 2009

	2010	2009

Additions to net assets attributable to:
Investment income:
Interest and dividends	$770,088	$946,872
Net appreciation in fair value of investments (See Note 3)	16,964,009	3,632,307

Total investment income	17,734,097	4,579,179

Interest from participant notes receivable	442,717	582,193

Contributions:
Participants	7,573,510	8,974,853
Rollovers	195,481	244,692

Total contributions	7,768,991	9,219,545

Total additions	25,945,805	14,380,917

Deductions from net assets attributable to:
Benefits paid directly to participants	14,281,988	30,781,551
Administrative expenses	359,052	311,621

Total deductions	14,641,040	31,093,172

Increase (decrease) in Net Assets Available for Benefits	11,304,765	(16,712,255)

Net Assets Available for Benefits, Beginning of Year	153,085,933	169,798,188

Net Assets Available for Benefits, End of Year	$164,390,698	$153,085,933

The accompanying notes are an integral part of these financial statements

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 1: Description of the Plan
The following description of NCI 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the Plan administrator.
General
The Plan is a defined contribution plan covering all eligible employees of NCI Building Systems, Inc. and its affiliates (the “Company”) who have completed three months of service, are employed on the first day of the calendar quarter, and are age 18 or older. Effective January 1, 2010, the Plan was amended and restated to comply with various federal updates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may contribute a minimum of 1% up to a maximum of 50% of their annual compensation, limited to the maximum limit determined annually by the Internal Revenue Service. Highly compensated employees may defer 7% of their annual compensation.
The Company may make a discretionary contribution in an amount determined by the Plan sponsor. During the year ended December 31, 2010, the Company made discretionary contributions totaling $9,245, which were paid from forfeitures. There were no discretionary contributions during 2009.
Participants direct the investment of their contributions, as well as the Company’s contribution, into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, common/collective trust funds, and the NCI Company Stock Fund as investment options for participants.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations of expenses are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Vesting and Forfeitures
Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after 6 years of continuous service. In addition, any former employee of Robertson-Ceco Corporation who was a participant in the Robertson-Ceco Savings Plan as of July 31, 2006 and who became a participant in the Plan on August 1, 2006 as a result of the merger of the plans, is fully vested in all accounts maintained by the Plan for such participant.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2010 and 2009
A participant becomes fully vested upon death, becoming disabled (as defined in the Plan) or attaining age 65; otherwise, the non-vested balance is forfeited upon termination of service. Forfeitures may be used to pay for Plan administrative expenses and to reduce employer matching contributions. At December 31, 2010 and 2009, forfeited non-vested accounts totaled approximately $14,950 and $9,000, respectively. In 2010, employer contributions were reduced by $9,245 from forfeited non-vested accounts. In 2009, employer contributions for partial plan termination vesting were reduced by approximately $167,000 from forfeited non-vested accounts.
Payment of Benefits
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his account, NCI Common Stock at the value of the NCI Stock Fund, or subject to minimum distribution rules described in the Plan, continue in the trust in such a manner as though the employee had not terminated his eligibility (if the participant’s account balance is greater than $5,000, excluding rollover contributions).
Participant Notes Receivable
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participants’ account and bear interest at rates that are commensurate with local prevailing rates as determined by the Plan administrator.
Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies
Financial Accounting Standards Board (“FASB”) Codification
In June 2009, the FASB issued Statement of Financial Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles”. The FASB Accounting Standards Codification TM, (“Codification” or “ASC”) became the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. On the effective date of SFAS No. 168, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. SFAS No. 168 is effective for all financial statements issued for interim and annual periods ending after September 15, 2009.
Following SFAS No. 168, the FASB will no longer issue new standards in the form of Statements, FASB Staff Positions (“FSP”), FASB Interpretations (“FIN”), or Emerging Issues Task Force Abstracts (“EITF”); instead, it will issue Accounting Standards Updates (“ASUs”). The FASB will not consider ASUs as authoritative in their own right; rather, these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2010 and 2009
for conclusions on the change(s) in the Codification. SFAS No. 168 is incorporated in ASC Topic 105, Generally Accepted Accounting Principles. The Plan adopted SFAS No. 168 for the year ended December 31, 2009.
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
As described in ASC 946-210-45, Other Presentation Matters for Fully Benefit Responsive Investment Contracts, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts, from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Valuation of Investments and Income Recognition
The Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Net appreciation in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at the end of the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2010 and 2009
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principle balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Benefit Payments
Benefit payments to participants are recorded upon distribution.
Recent Accounting Pronouncements
In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”). ASU No. 2010-06 amends the disclosure requirements of FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) and requires new disclosures regarding (a) transfers in and out of levels 1 and 2 and (b) activity in level 3 fair value measurements. ASU No. 2010-06 also provides amendments to ASC 820 that clarify existing disclosures regarding (a) level of disaggregation for each class of assets and liabilities and (b) disclosures about inputs and valuation techniques for fair value measurements that fall in either levels 2 or 3. ASU No. 2010-06 is effective for periods ending after December 15, 2009 (except for the level 3 roll forward which is effective for periods beginning after December 15, 2010). The adoption of FASB ASU No. 2010-06 did not have a significant impact on the Plan’s financial statements.
In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU No. 2010-25”). ASU No. 2010-25 changed the reporting of loans to participants. Prior to ASU No. 2010-25, loans to participants were reported as investments at fair value. ASU No. 2010-25 requires that loans to participants be reported as notes receivable from participants at the unpaid principal balance plus any accrued but unpaid interest. ASU No. 2010-25 is effective for periods ending after December 15, 2010. The Plan adopted ASU No. 2010-25 in the 2010 financial statements, applied retrospectively for all periods presented. The adoption of ASU No. 2010-25 was not significant as the unpaid principal balance plus accrued interest of loans to participants approximated fair value.
Reclassifications
Certain items in the 2009 financial statements have been reclassified to conform to the 2010 financial statement presentation. Such reclassifications had no effect on the Plan’s net assets or changes in net assets.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 3: Investments
The following table presents the Plan’s investments. Investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009 are separately identified.

	2010	2009

NCI Blended Stable Value Fund	$45,560,792	$48,391,381
RVS Core Port Diversified US Large CAP Equity Fund	30,226,920	27,936,365
RVS Core Port Diversified US Small CAP Equity Fund	16,704,640	12,291,815
Core Port Div US Intl Equity Fund	12,279,176	11,717,159
NCI Building Systems Inc., common stock fund 691,856 and 767,916 shares, respectively	9,621,276	*
Vanguard Target Retirement 2020 Fund	8,817,423	*
Core Port Div US Diversified Bond Fund	8,546,682	*
Investments less than 5% of the Plan’s net assets	24,649,792	43,302,008

Total investments	$156,406,701	$143,638,728

*	Not applicable in the period indicated.
During the years ended 2010 and 2009, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $16,964,009 and $3,632,307, respectively.

	2010	2009

Mutual funds	$3,234,675	$4,933,248
Common stock fund	3,419,057	(16,793,466)
Common collective trusts	9,421,595	14,255,819
NCI Blended Stable Value Fund	888,682	1,236,706

Net appreciation in fair value	$16,964,009	$3,632,307

Interest and dividends realized on the Plan’s investments for the years ended 2010 and 2009 were $770,088 and $946,872, respectively.
     Note 4: Fair Value Measurements
ASC 820 defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2010 and 2009
Level 2 Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets; 2) quoted prices for identical or similar assets or liabilities in inactive markets; 3) inputs other than quoted prices that are observable for the asset or liability; and 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Common collective trust: Valued at fair value based on information reported in the audited financial statements of the collective trust at year-end.
Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.
Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The significant input for the valuation model includes a discount rate of 5.17% (see Note 5).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Index Funds	$33,467,213	$—	$—	$33,467,213

Total Mutual Funds	33,467,213	—	—	33,467,213

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2010 and 2009

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Common Stock Fund:
NCI Common Stock	—	9,621,276	—	9,621,276

Total Common Stock Fund	—	9,621,276	—	9,621,276

Common Collective Trusts	—	67,757,420	—	67,757,420

NCI Blended Stable Value Fund:
Common Collective Trust	—	40,760,636	—	40,760,636
Guaranteed Investment Contract	—	—	4,800,156	4,800,156

Total NCI Blended Stable Value Fund	—	40,760,636	4,800,156	45,560,792

Total Investments at Fair Value	$33,467,213	$118,139,332	$4,800,156	$156,406,701

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Index Funds	$28,634,966	$—	$—	$28,634,966

Total Mutual Funds	28,634,966	—	—	28,634,966

Common Stock Fund:
NCI Common Stock	—	6,949,640	—	6,949,640
Money Market Fund	—	265,498	—	265,498

Total Common Stock Fund	—	7,215,138	—	7,215,138

Common Collective Trusts	—	59,397,243	—	59,397,243

NCI Blended Stable Value Fund:	—	39,243,347	—	39,243,347
Common Collective Trust
Guaranteed Investment Contract	—	—	9,148,034	9,148,034

Total NCI Blended Stable Value Fund	—	39,243,347	9,148,034	48,391,381

Total Investments at Fair Value	$28,634,966	$105,855,728	$9,148,034	$143,638,728

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2010 and 2009
Level 3 Gain and Loss: The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2010 and 2009.

	2010	2009

Guaranteed investment contracts:
Balance, beginning of the year	$9,148,034	$13,077,082
Realized gains/(losses)	344,313	535,851
Unrealized gains/(losses) relating to instruments still held at the reporting date	27,775	39,214
Purchases, sales, issuances and settlements (net)	(4,719,966)	(4,504,113)

Balance, end of year	$4,800,156	$9,148,034

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$27,775	$39,214

Note 5: Investment Contract with Insurance Company

In 2006, the Plan entered into a benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (“MassMutual”). The investment contract is included in the NCI Blended Stable Value Fund. MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer all or a portion of their investment at contract value. The contract value of the guaranteed investment contract at December 31, 2010 and 2009 was $4,812,067 and $9,187,719, respectively.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. At December 31, 2010 and 2009, the investment contract, included in the NCI Blended Stable Value Fund, is recorded at fair value with an adjustment to contract value. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than four percent. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2010 and 2009
termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2010	2009

Average Yields

Based on actual earnings	4.75%	4.75%
Based on interest rate credited to participants	4.75%	4.75%
The Plan does not allow participants to make any additional contributions to this investment contract.

Note 6: Related Party Transactions
Certain Plan investments are shares of mutual funds managed by Wells Fargo Bank, N.A., which is the trustee and the record keeper of the Plan. Additionally, the Plan invests in shares of the Company’s common stock and issues participant loans. Such transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; thus, these transactions are permitted.
The Plan incurs expenses related to general administration. The Plan sponsor pays certain expenses and accounting fees relating to the Plan. During the years ended December 31, 2010 and 2009, the Plan sponsor paid Plan expenses of approximately $15,360 and $0, respectively.

Note 7: Plan Tax Status
The Plan obtained its latest determination letter on July 13, 2010, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 8: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009, to Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$164,390,698	$153,085,933
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	109,190	(1,307,607)

Net assets available for benefits per Form 5500	$164,499,888	$151,778,326

The following is a reconciliation of the changes in net assets available for benefits per the financial statements at December 31, 2010 and 2009, to Form 5500:

	2010	2009

Net increase (decrease) in net assets available for benefits per the financial statements	$11,304,765	$(16,712,255)
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,416,797	2,028,460

Net increase (decrease) in net assets available for benefits per Form 5500	$12,721,562	$(14,683,795)

Note 9: Partial Plan Termination

In 2008 and 2009, in connection with the closing of certain plants of the Company resulting from the economic downturn and restructuring, employees were terminated from the Company’s employment and were no longer active participants, as defined in the Plan. This constituted a partial plan termination, and therefore, all such employees of these plants with unvested Company match funds in the Plan became immediately and fully vested on such date of termination.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 10: Reverse Stock Split
On March 5, 2010, the Company effected a reverse stock split in which each five shares of the Company’s common stock, par value $0.01 (the “Common Stock”), was reclassified and combined into one share of Common Stock (the “Reverse Stock Split”). As such, the Plan has retrospectively adjusted Common Stock information for the Reverse Stock Split in all periods presented.

Note 11: Subsequent Event

Under federal securities laws, shares of the Company’s Common Stock purchased on behalf of participants in the Plan are required to be properly registered with the SEC or sold in transactions that are exempt from registration under the Securities Act of 1933. On February 7, 2011, the Company discovered that it inadvertently issued more shares of the Company’s Common Stock in connection with the Plan than had been registered with the SEC. As a result, certain participants in the Plan may bring claims against the Company for rescission or damages in respect of the unregistered shares for an amount equal to the purchase price for the shares (or if the shares have been disposed of, to receive damages with respect to any loss on such disposition) plus interest, less income, from the date of purchase, although the Company believes that such claims would be time barred. Moreover, even if such claims were allowed, the Company believes that the statute of limitations applicable to any such claims would be one year under the federal securities law, and that the statute of limitations with respect to the inadvertent issuances that occurred prior to February 16, 2010 has expired. The potential damage claims with respect to unregistered Company Common Stock were related to purchases made under the Plan between February 16, 2010 and February 15, 2011. The Company may also be subject to civil and other penalties by regulatory authorities as a result of the failure to register. The Company believes that the potential negative impact on the Statements of Changes in Net Assets Available for Benefits will not be material.

Supplemental Schedule

NCI 401(k) Profit Sharing Plan
EIN 76-0127701 PN 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Description of Investment Including
		Maturity Date, Rate of Interest, Collateral, Par	(e) Current
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	or Maturity Value	Value***

*	NCI Blended Stable Value Fund	COLLECTIVE FUNDS**	$45,560,792
*	RVS Core Port Diversified US Large CAP Equity Fund	RVST COLLECTIVE FUNDS-EQUITY**	30,226,920
*	RVS Core Port Diversified US Small CAP Equity Fund	RVST COLLECTIVE FUNDS-EQUITY**	16,704,640
	Core Port Div US Intl Equity Fund	COLLECTIVE FUNDS-EQUITY**	12,279,176
*	NCI Common Stock Fund	COMMON STOCK**	9,621,276
	Vanguard Target Retirement 2020	MUTUAL FUNDS-EQUITY**	8,817,423
	Core Port Div US Diversified Bond Fund	COLLECTIVE FUNDS-EQUITY**	8,546,682
	Vanguard Target Retirement 2015	MUTUAL FUNDS-EQUITY	6,535,137
	Vanguard Target Retirement 2030	MUTUAL FUNDS-EQUITY	4,329,931
	Vanguard Target Retirement 2025	MUTUAL FUNDS-EQUITY	3,992,797
	Vanguard Target Retirement 2010	MUTUAL FUNDS-EQUITY	3,446,920
	Vanguard Target Retirement 2035	MUTUAL FUNDS-EQUITY	2,503,848
	Vanguard Target Retirement 2040	MUTUAL FUNDS-EQUITY	1,655,967
	Vanguard Target Retirement 2045	MUTUAL FUNDS-OTHER	912,761
	Vanguard Target Retirement Income	MUTUAL FUNDS-EQUITY	911,138
	Vanguard Target Retirement 2050	MUTUAL FUNDS-EQUITY	361,293
*	Participant Notes Receivable	Loans to participants bearing interest at rates ranging from 4.25% to 10.5%	7,891,940

			$164,298,641

*	Indicates a party-in-interest as defined by ERISA

**	Represents investment comprising at least 5% of net assets available for benefits

***	Cost information is not presented because all investments are participant directed

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NCI BUILDING SYSTEMS INC. (as administrator of the NCI 401(k) Profit Sharing Plan)
DATE: June 27, 2011	By:	/s/ Mark E. Johnson
	By:	Mark E. Johnson
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm